March 20, 2008

VIA FACSIMILE AND EDGARLINK TRANSMISSION

Larry Spirgel, Assistant Director

Kyle Moffatt, Accounting Branch Chief

Inessa Kessman, Senior Staff Accountant

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

RE:	NTN Buzztime, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007

Forms 10-Q for Fiscal Quarter Ended September 30, 2007
File No. 001-11460

Dear Mr. Spirgel:

On behalf of NTN Buzztime, Inc. (“NTN” or the “Company”), we are responding to the comment letter dated January 28, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), with respect to the above-referenced periodic reports on Form 10-K and Forms 10-Q filed by the Company. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1 – Organization and Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates, Page F-11

1. We note your response to prior comment 3. You should revise your accounting policy to comply with our prior comment. Accordingly:

•

You appear to have up-front fees (i.e. deferred revenues) for some if not all of your customer contracts. When both costs and revenue (in an amount equal to or greater than the costs) are deferred for a specific contract, those capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.

•

We note your statement that your deferred costs exceed your deferred revenues for your contractual arrangements. We also note that you can recover the deferred installation and commission costs during the initial contract term of each specific customer. For any excess of deferred costs over deferred revenues for a specific customer, you should revise to recognize those excess costs over the initial period of the contract which you have stated to be 1 year.

Response:

We have considered your request to revise our accounting policy with respect to amortizing the excess deferred costs over the initial contract period in accordance with SAB Topic 13(A)(3)(f).

Our revised policy will be to amortize any excess deferred costs over deferred revenue over the one year initial contract period. Additionally, in cases where an upfront installation fee was waived, the Company had incrementally allocated a portion of the monthly billed subscription fee to deferred revenue as we billed the customer over the initial contract period and amortized the deferred revenue over the average life of the contract of three years. We have revised our policy to discontinue deferring a portion of the subscription fee in cases where no upfront installation fee was charged.

After careful consideration and analysis of the impact of this change in accounting policy, we have determined to change our policy as requested on a prospective basis effective January 1, 2007 and recognize the cumulative effect of this change in the fourth quarter of 2007.

We do not consider it necessary to restate our financials as we have determined the impact of this change to be immaterial to the financial statements as of and for the year ended December 31, 2006. In addition, we determined that the effect of recording the cumulative adjustment in the 4th quarter of 2007 is immaterial to all periods affected, based on our analysis of the impact on the financial statements for the change in policy, as well as the effect of two other errors noted below and in the attached analysis.

We previously accrued the audit fee as an expense of the year under audit rather than when the audit work was performed. Accordingly, as of December 31, 2006, there was an accrual of $292,000, for work not yet performed, and no such accrual at December 31, 2007. As a result, there is an error of $292,000 in the statement of operations for the year ended December 31, 2007. Also, during the 2007 closing process we discovered that stock based compensation was overstated by $140,000 in our 2006 financial statements, which is not material to 2006. As a result of correcting for the error in 2007 there is an error of $140,000 in the statement of operations for the year ended December 31, 2007.

Our determination was made taking into consideration the following pronouncements:

Applicable Standard

The standard applicable for accounting changes is Statement of Financial Accounting Standards No. 154 (SFAS No. 154). Accounting Changes and Error Corrections. FAS No. 154, paragraph 7 notes the following:

An entity shall report a change in accounting principle through retrospective application of the new accounting principle to all prior periods unless it is impracticable to do so.

The statement describes further what is required for restatement; however, FAS No. 154 does not apply if the effect is immaterial to net income, does not have a material impact on the trend of earnings, or does not have a material effect in the later periods.

Therefore, we have considered SAB No. 99, which addresses what factors we should consider in determining materiality to determine if the impact is qualitatively material to the financial statements as a whole. Per paragraph 1M, it is noted:

“In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.” SAB No. 99 goes on further in describing the qualitative factors to include Commission rules and enforcement actions, Court decisions and accounting and auditing literature.

With respect to quantitative assessment, SAB No. 99 emphasizes that the FASB has long emphasized that materiality cannot be reduced to a numerical formula and that one needs to consider all the facts surrounding the circumstances. The following qualitative factors should be considered in assessing materiality:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

2.	Whether the misstatement masks a change in earnings or other trends.

3.	Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise.

4.	Whether the misstatement changes a loss into income or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

7.	Whether the misstatement has the effect of increasing management’s compensation.

8.	Whether the misstatement involves concealment of an unlawful transaction.

Management’s Analysis of Error

Management has reviewed the qualitative factors numerated above and made the following determinations for each item:

1.	The misstatement was not due to an item arising from an estimate; rather, it is an item that is capable of precise measurement. Therefore, the error can be calculated within all material respects for financial statement purposes.

2.

The misstatement does not mask a change in earnings or other trends as our gross margins, earnings and earnings per share were not materially affected. We have compiled an analysis of the error for the period ended December 31, 2007 and 2006 and verified that our margin as a percentage of revenue would have changed by only one basis point and the earnings per share for 2007 and 2006 would not have changed. For the fourth quarter, the impact on net loss is material quantitatively, however, again the gross margin would have changed by three basis points and there was no change in the earnings per share. Therefore, we can reasonably conclude that these errors we are correcting in the current period do not mask a change in earnings nor does it materially affect our trends in gross margin or our earnings per share (see attachment 1). Given the declining revenues and resulting losses incurred by the Company in the past two years, management believes that investors and other stakeholders are not primarily focused on quarterly net losses when making a decision to trade in the Company’s common stock, but rather they focus on the annual net income or loss as well as on top line revenue growth. Since none of the items affect revenue in a quantitatively material manner, they are far less meaningful to current investment decisions. In addition to the revenue, the other primary factor that management believes investors and other stakeholders are focused on when making a decision to buy, sell or hold the Company’s common stock is the cash balance, the amount of operating cash consumed, and total cash consumed since they provide a barometer of the financial strength of the business. None of the identified errors are of a nature that affects our cash balance or cash flow and are, therefore, less meaningful to current investment decisions.

3.	Analyst’s expectations for the fourth quarter of 2007 and the year ended December 31, 2007 were not met and would not have been met had the error not occurred.

4.	The misstatement does not change our losses into income (see attachment 1).

5.	The misstatement relates only to our iTV segment which represents approximately 95% of our continuing operations. For the last two reporting periods, this did not have a material impact on the segment.

6.	The misstatement does not affect our compliance with regulatory requirements.

7.	The misstatement would not affect management’s compensation as the bonus targets were not met in 2007 and 2006 and would not have been met if there was no error.

8.	The misstatement does not involve the concealment of an unlawful transaction.

Based on our qualitative determinations noted above, management has concluded that their financial statements do not need to be revised to reflect this change in accounting principle and correction of our stock based compensation and audit fees based on the analysis that such revision would not change an investor’s or lenders judgment if the error had not occurred.

The errors occurred in previously issued financial statements and as such, we believe it is appropriate to apply a somewhat higher threshold for determining the materiality of an error than if the errors were identified during a current, yet to be reported, financial period. Our assessment of the relevant literature leads us to conclude that if a prior period error is not material to estimated annual amounts, the error can be corrected in the quarter, with adequate disclosure included if the error correction would be material to the quarter. Otherwise, materiality judgments in annual financial statements would have to be made on the basis of what would be important to quarterly financial results.

With respect to SAB No. 108, the staff addresses the process of quantifying the financial statement misstatements and provides guidance on the consideration of the effects of prior year misstatements in quantifying the current year misstatements for the purpose of a materiality assessment. The most common techniques used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement whereas the iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year.

As we have corrected the balance sheet for all errors noted, the iron curtain approach does not produce any additional passed adjustments. Therefore, we quantified the misstatement based on the rollover approach (see attachment 1). The effect of the errors on the years ended December 31, 2007 and 2006 is not material to any item in our statements of operations and had no effect on reported cash flows. As the cumulative effect of the error was recognized in the fourth quarter of 2007, we note that the effect on direct costs and loss for continued operations is quantitatively material, however, as the gross margin was not materially affected and earnings per share was not affected at all, and for all of the reasons noted above management believes that the effect is qualitatively immaterial in all respects and therefore does not consider it necessary to revise the previously filed annual or quarterly financial statements. Management has also considered the error in each quarterly period during 2006 and 2007 outside of the fourth quarter of 2007 and based on the small amount of the error in the annual periods and the consistent nature and size of the activity in the effected accounts, management has concluded that the error is not likely to be quantitatively material nor qualitatively material for any of the quarterly periods.

Form 10-Q for the Fiscal Quarters Ended September 30, 2007

(10) Accumulated Other Comprehensive Income (Loss), page 13 Policies and Estimates, page F-11

2. We note your response to our prior comment . However, your attachment 3 appears to be incomplete. The impact of the foreign currency translation adjustment in the equity section is missing. Please advise.

Response:

We have attached our analysis of the impact of the foreign currency translation adjustment including the impact on equity.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding the responses contained in this letter, you may call me at 760-929-5280.

Yours very truly,

/s/ Kendra Berger
Kendra Berger Chief Financial Officer

KB:lkw

NTN Buzztime, Inc.

Error Analysis - Rollover Approach

December 31, 2007

							Attachment 1

	Year to Date - Error						Fourth Quarter - Error
	Revenue	Direct Costs	SG&A	Net P&L (Cont Ops)	Net loss	Gross Margin	Revenue	Direct Costs	SG&A	Net P&L (Cont Ops)	Net loss	Gross Margin

2007 Financials - Final 10-k	(30,542)	9,159	23,585	4,291	5,026	70%	(7,693)	2,484	6,514	1,534	1,920	68%

Change in accounting policy	190	(373)	(452)	(635)	(635)		224	(328)	(404)	(508)	(508)
Audit accruals			292	292	292				150	150	150
Stock based compensation - CY									37	37	37
Stock based compensation - PY			140	140	140				140	140	140

	190	(373)	(20)	(203)	(203)		224	(328)	(77)	(181)	(181)

2007 Financials - If error had not occurred	(30,352)	8,786	23,565	4,088	4,823		(7,469)	2,156	6,437	1,353	1,739

Error in income statement	-0.62%	-4.07%	-0.08%	-4.73%	-4.04%		-2.91%	-13.20%	-1.18%	-11.80%	-9.43%

EPS as reported					0.09						0.03
Revised EPS					0.09						0.03
Revised Gross Margin						71%						71%

2006 Financials - Annual results

2006 Financials - per 10k	(32,985)	10,029	22,793	1,511	4,773	70%

Change in accounting policy	77	31	71	179	179
Stock based compensation - PY			(140)	(140)	(140)

	77	31	(69)	39	39

2006 Financials - If error had not occurred	(32,908)	10,060	22,724	1,550	4,812

Error in income statement	-0.23%	0.31%	-0.30%	2.58%	0.82%

EPS as reported					0.09
Revised EPS					0.09
Revised Gross Margin						69%

Note: There is no impact in 2006 for the error in accruing the audit fees as the accrual for 2005 and 2006 was approximately the same amount. Also, as the company is now a smaller reporting company, we are required to disclose financial statements for only two years. Therefore, we did not provide the impact on 2005, however, the cumulative impact as of 2005 has been deemed immaterial.

NTN Buzztime
Impact of Foreign Currency Translation Adjustments	Attachment 2
December 31, 2006

	UK	Canada	Total Dr.(Cr.)	Per BS	%age
ASSETS
Cash	335	(17,006)	(16,672)	8,774,000	-0.19%
Restricted cash	—	(314)	(314)	58,000	-0.54%
Accounts receivable	27	(1,440)	(1,413)	1,874,000	-0.08%
Investments available for sale	—		—	337,000	0.00%
Deposits on broadcast equipment	—		—	381,000	0.00%
Deferred costs (ST)	11,206	9,551	20,757	1,067,000	1.95%
Prepaid and other	32,556	5,847	38,403	908,000	4.23%
Assets held for sale			—	2,659,000	0.00%
Broadcast/fixed assets	8,218	165,026	173,244	5,919,000	2.93%
Software development costs			—	806,000	0.00%
Deferred costs (LT)	51	11,745	11,796	963,000	1.22%
Goodwill	—	107,647	107,647	974,000	11.05%
Intangibles	—	87,682	87,682	1,561,000	5.62%
Other assets		(690)	(690)	244,000	-0.28%

Assets	52,393	368,047	420,440	26,525,000	1.59%
LIABILITIES
Accounts payable	(3)	91	87	(1,139,000)	-0.01%
Accruals	(84)	628	544	(2,921,000)	-0.02%
Taxes payable	—	(20,406)	(20,406)	(53,000)	38.50%
Obligations under cap lease (ST)		29	29	(349,000)	-0.01%
Deferred revenue (ST)	(528)	(7,330)	(7,859)	(1,826,000)	0.43%
Liabilities of disco opps			—	(1,441,000)	0.00%
Obligations under cap lease (LT)		34	34	(20,000)	-0.17%
Deferred revenue (LT)	(310)	(7,648)	(7,959)	(246,000)	3.24%

Liabilities	(926)	(34,603)	(35,529)	(7,995,000)	0.44%
EQUITY
Preferred Stock				(1,000)	0.00%
Common Stock				(272,000)	0.00%
Additional Paid in Capital				(111,617,000)	0.00%
Accumulated Deficit				93,561,000	0.00%
Accumulated other comprehensive income	(51,467)	(333,444)	(384,911)	(201,000)	191%

Equity	(51,467)	(333,444)	(384,911)	(18,530,000)	2%

NTN Buzztime
Impact of Foreign Currency Translation Adjustments	Attachment 3
March 31, 2007

	UK	Canada	Total Dr. (Cr.)	Per BS	%age
ASSETS
Cash	368.69	18,065	18,434	11,052,000	0.17%
Restricted Cash		227	227	45,000	0.51%
Accounts receivable	22.60	495	518	1,099,000	0.05%
Investments available for sale			—	304,000	0.00%
Deposits on broadcast equip			—	514,000	0.00%
Deferred costs (ST)	94	10,129	10,223	1,016,000	1.01%
Prepaid and other	11,475	6,033	17,508	637,000	2.75%
Assets held for sale			—	1,428,000	0.00%
Broadcast/fixed assets	8,771	144,512	153,283	5,123,000	2.99%
Software development costs			—	810,000	0.00%
Deferred costs (LT)	45	12,209	12,253	894,000	1.37%
Goodwill	—	116,974	116,974	974,000	12.01%
Intangibles	—	91,024	91,024	1,441,000	6.32%
Other assets		669	669	200,000	0.33%

Assets	20,776	400,338	421,114	25,537,000	1.65%
LIABILITIES
Accounts Payable	(28)	(319)	(347)	(1,039,000)	0.03%
Accrued expenses	(3,967)	(520)	(4,487)	(2,665,000)	0.17%
Taxes payable	—	(20,770)	(20,770)	(38,000)	54.66%
Obligations under cap leases (ST)		(70)	(70)	(251,000)	0.03%
Deferred revenue (ST)	(540)	(10,965)	(11,506)	(1,502,000)	0.77%
Liabilites of disco ops			—	(1,937,000)	0.00%
Obligations under cap leases (LT)		(220)	(220)	(11,000)	2.00%
Deferred revenue (LT)	(329)	(7,857)	(8,185)	(179,000)	4.57%

Liabilities	(4,863)	(40,720)	(45,584)	(7,622,000)	0.60%
EQUITY
Preferred Stock				(1,000)	0.00%
Common Stock				(273,000)	0.00%
Additional Paid in Capital				(111,815,000)	0.00%
Accumulated Deficit				94,328,000	0.00%
Accumulated other comprehensive income	(15,913)	(359,618)	(375,530)	(154,000)	243.85%

Equity	(15,913)	(359,618)	(375,530)	(17,915,000)	2.10%

NTN Buzztime
Impact of Foreign Currency Translation Adjustments	Attachment 4
June 30, 2007

	UK	Canada	Total Dr. (Cr.)	Per BS	%age
ASSETS
Cash	232.37	39,404.65	39,637	11,395,000	0.35%
Restricted cash	74.30	433.26	508	48,000	1.06%
Accounts receivable		1,313.87	1,314	924,000	0.14%
Investments avaliable for sale			—	361,000	0.00%
Deposits on boradcast equip			—	—	0.00%
Deferred costs (ST)	13,358	16,726	30,083	964,000	3.12%
Prepaid and other	3,954	8,379	12,333	553,000	2.23%
Assets held for sale			—	1,136,000	0.00%
Broadcast/fixed assets	15,171	211,968	227,139	4,929,000	4.61%
Software development costs			—	765,000	0.00%
Deferred costs (LT)	132	16,712	16,844	813,000	2.07%
Goodwill	—	216,302	216,302	974,000	22.21%
Intangibles	—	125,860	125,860	1,327,000	9.48%
Other assets		1,274	1,274	142,000	0.90%

Assets	32,921	638,372	671,293	24,331,000	2.76%
LIABILITIES
Accounts payable	4.53	(26.17)	(22)	(337,000)	0.01%
Accrued expenses	(4,190)	(1,585)	(5,775)	(2,836,000)	0.20%
Taxes payable	—	(20,624)	(20,624)	(5,000)	412.48%
Obligations under cap leases (ST)		(57)	(57)	(144,000)	0.04%
Deferred revenue (ST)	(692)	(19,910)	(20,602)	(1,097,000)	1.88%
Liabilities of disco ops			—	(1,227,000)	0.00%
Obligations under cap leases (LT)		(31)	(31)	(7,000)	0.45%
Deferred revenue (LT)	(522)	(9,600)	(10,122)	(163,000)	6.21%

Liabilities	(5,400)	(51,833)	(57,233)	(5,816,000)	0.98%
EQUITY
Preferred Stock				(1,000)	0.00%
Common Stock				(277,000)	0.00%
Additional Paid in Capital				(112,545,000)	0.00%
Accumulated Deficit				94,882,000	0.00%
Accumulated other comprehensive income	(27,522)	(586,538)	(614,060)	(574,000)	107%

Equity	(27,522)	(586,538)	(614,060)	(18,515,000)	3%